

CHINA LONGYI GROUP INTERNATIONAL HOLDINGS LIMITED

龙裔集团

LONGYI GROUP

September 5, 2012

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.20549
United States

Dear Mr. Thompson:

Thank you for your letter, we appreciate it very much. However, we are surprised that you mentioned you sent us a letter previously dated September 25, 2009. We did not receive it. If we received it, it is impossible that we did not reply it.

We found that you send us letters by mail, the problem with that is that the mail takes a lot of time reaching us, and it can be lost on the way. The sending date of your letter this time is August 16, 2012, but we received it only yesterday- September 4, 2012!   So may we have a small request: would you please send us letter by express payable on our side next time? And besides the express mail, could you send us a copy by email? Our email account is chenzhly@126.com.

But still, we have asked our staff to check if some one got the first letter you sent, and will let you know the result as soon as possible. In the meanwhile, please send us the content of your letter dated September 25, 2009 by email as soon as possible so that we can respond according to your requirements. You can also send the content by express mail if you think it is necessary. And we will provide the written acknowledge as requested in your letter.

Thank you!

Chen Jie
President and Chief Executive Officer
China Longyi Group International Holdings Limited